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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


================================================================================

                              RASTER GRAPHICS, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                                  94-3046090
   (State of Incorporation)           (I.R.S. Employer Identification Number)

                              3025 ORCHARD PARKWAY
                               SAN JOSE, CA 95134
                     (Address of principal executive office)

                                 (408) 232-4000
                         (Registrant's telephone number)

================================================================================

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                      Name of Each Exchange on Which
    to be so Registered                      Each Class is to be Registered
    -------------------                      ------------------------------

           None                                           None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of Class)



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On February 4, 1998, the Board of Directors of Raster Graphics, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Shares"), of the Company. The dividend was paid to stockholders of record on February 9, 1998 (the "Record Date"). As of the date hereof, if certain events related to an unsolicited takeover attempt occur, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a price of $30.00 per one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") between the Company and U.S. Stock Transfer Corporation as Rights Agent, dated as of February 4, 1998.

        Until the earlier to occur of (i) 10 days (or such later date as may be determined by action of a majority of the Company's Directors then in office not affiliated with the acquiring person or group (the "Continuing Directors") following a public announcement that a person, or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the date of such announcement being the "Shares Acquisition Date") or (ii) 10 days (or such later date as may be determined by action of a majority of the Continuing Directors then in office) following the date that a tender offer or exchange offer is first published or sent, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of February 9, 1998, by such Common Share certificates and no separate Rights Certificates will be distributed.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of February 9, 1998, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on February 4, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.


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        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable and are junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1,000.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 1,000 times the aggregate payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        In the event that, after the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is


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obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

        At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, by a majority vote of the Board of Directors, the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. At the election of the Company, no fractional Preferred Shares will be issued (other than fractions which are integral multiples of the one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the earlier of (i) the close of business on the tenth day following the Shares Acquisition Date, or such later date as may be determined by a majority of Continuing Directors then in office, and (ii) the expiration date of the Rights, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Notwithstanding any other provision of the Rights Agreement, if the Board of Directors authorizes redemption of the Rights on or after the time a person becomes an Acquiring Person, then there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors.

        The terms of the Rights may be amended in any respect by the Board of Directors of the Company without the consent of the holders of the Rights, except that, from and after the Distribution Date, no such amendments shall be made without the approval of the holders of the Rights other than amendments made to (i) cure ambiguities, (ii) correct or supplement provisions that may be defective or inconsistent with other provisions of the Rights Agreement, (iii) shorten or lengthen any time period under the Rights Agreement (provided that following the tenth day following the Shares Acquisition Date such amendments may be made only if there are Continuing Directors then in office and with the concurrence of a majority of such Continuing Directors, or (iv) change or supplement the provisions of the Rights Agreement in any manner the Company may deem necessary provided that such change or supplement does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person). Notwithstanding the foregoing, the terms of the Rights may not be supplemented or amended from and after the Distribution Date to lengthen a time period relating to when the Rights may be redeemed at a time when the Rights are not by their terms redeemable or lengthen any other time


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period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the Rights.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Form 8-A Registration Statement. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

        As of December 31, 1997, there were approximately 9,587,823 shares of the Company's Common Stock outstanding. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. Thirty thousand Preferred Shares are reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights do not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

        The Preferred Shares Rights Agreement between the Company is attached hereto as Exhibits 1 and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the following Exhibits.

ITEM 2. EXHIBITS.

        1. Preferred Shares Rights Agreement, dated as of February 4, 1998, between Raster Graphics, Inc. and U.S. Stock Transfer Corporation, including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       RASTER GRAPHICS, INC.


Date:  February 4, 1998                By  /s/  Rakesh Kumar
                                           -------------------------------------
                                           Rakesh Kumar
                                           President and Chief Executive Officer


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                              RASTER GRAPHICS, INC.

                       REGISTRATION STATEMENT ON FORM 8-A

                                  EXHIBIT INDEX


       Exhibit
         No.                             Exhibit
       -------        ----------------------------------------------------------
          1           Preferred Shares Rights Agreement, dated as of February 4,
                      1998, between Raster Graphics, Inc. and U.S. Stock
                      Transfer Corporation, including the Certificate of
                      Designations, the form of Rights Certificate and the
                      Summary of Rights attached thereto as Exhibits A, B and C, respectively.